UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Trulia, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

897888103

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 897888103

1.	Names of Reporting Persons. Peter Flint
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,804,413
	6.	Shared Voting Power 606,851
	7.	Sole Dispositive Power 1,804,413
	8.	Shared Dispositive Power 606,851
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,411,264 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.6% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 1,420,359 shares of Common Stock held by the Reporting Person; (ii) 606,851 shares of Common Stock held by the Peter Flint 2 Year Grantor Retained Annuity Trust for which the Reporting Person serves as a trustee; and (iii) 384,054 shares of Common Stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2013.
(2)	Based on 36,582,572 shares of the Issuer’s Common Stock outstanding as of December 31, 2013.

Item 1.

(a)	Name of Issuer: Trulia, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 116 New Montgomery St., Suite 300, San Francisco, CA 94105

Item 2.

(a)	Name of Person Filing: Peter Flint

(b)	Address of Principal Business Office or, if none, Residence: The address and principal business office of each Reporting Person is:

c/o Trulia, Inc.

116 New Montgomery St., Suite 300, San Francisco, CA 94105

(c)	Citizenship: United Kingdom

(d)	Title of Class of Securities: Common Stock, $0.00001 par value per share

(e)	CUSIP Number: 897888103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,411,264 shares (1)

(b)	Percent of class: 6.6% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,804,413 shares

(ii)	Shared power to vote or to direct the vote: 606,851 shares

(iii)	Sole power to dispose or to direct the disposition of: 1,804,413 shares

(iv)	Shared power to dispose or to direct the disposition of: 606,851 shares

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

(1)	Includes (i) 1,420,359 shares of Common Stock held by the Reporting Person; (ii) 606,851 shares of Common Stock held by the Peter Flint 2 Year Grantor Retained Annuity Trust for which the Reporting Person serves as a trustee; and (iii) 384,054 shares of Common Stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2013.
(2)	Based on 36,582,572 shares of the Issuer’s Common Stock outstanding as of December 31, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2014
Date

/s/ Peter Flint
Signature

Peter Flint
Name/Title